[Correspondence to the SEC]

BLUEGATE CORPORATION

Memorandum of Responses to SEC Comment letter dated May 12, 2008

GENERAL RESPONSE: Included in our POS AM filing which was effective August 30, 2007 were 29,152,446 shares of common stock underlying options and warrants. Because of option expirations since that filing, included in our POS AM filing Number 2 are 27,364,492 shares of common stock underlying options and warrants.

SEC comment 1 – Cover page

1. Please revise your cover page to disclose the most recent trading price on the OTC-BB of your common stock.

Bluegate response to comment 1 -

The cover page has been revised to reflect the June 24, 2008 trading price of $0.05 on the OTC-BB of our common stock.

SEC comment 2 – Risk Factors, page 5

2. We note your risk factor entitled “Lack of Authorized Stock to Cover all Outstanding Options, Warrants and Convertible Securities” and your indication that you do not have sufficient shares authorized for issuance in the event holders of convertible securities elect to convert all of their securities into common stock. Please revise this disclosure to indicate whether you intend to seek shareholder approval for an increase in your authorized shares and, if so, when.

Bluegate response to comment 2 –

The disclosure has been revised to include the following: We intend to seek consent of the required majority of shareholders in the near future to increase Bluegate’s authorized shares.

SEC comment 3 – Selling Security Holders, page 8

3. For each selling shareholder, please describe the transaction in which they acquired the shares that they are offering for resale.

Bluegate response to comment 3 –

The schedule of selling security holders has been revised to disclose the amount of shares acquired by (i) shares and warrants issued for investment in private placement offerings, (ii) options issued as compensation, (iii) shares and warrants issued primarily as a result of the company borrowing funds, payment for services rendered and settlement of debts, and (iv) shares issued for the acquisition of Trilliant Corporation assets.

SEC comment 4 – Selling Security Holders, page 8

4. We note that the Selling Security Holders table reflects that none of the selling shareholders will own any shares after the offering. This reference is unclear to us considering several of your selling shareholders, particularly those that are officers of the company, appear to own or have the right to own shares in excess of the amount registered, as reflected in the Security Ownership of Certain Beneficial Owners and Management table on page 52. As example only, you disclose that Manfred Sternberg owns 5,048,279 shares prior to the offer but in your Security Ownership of Certain Beneficial Owners and Management disclosure you disclose that he owns 8,607,138 shares. Please reconcile your disclosures or provide sufficient additional explanation in your disclosure so an investor can understand why the amounts differ.

Bluegate response to comment 4 –

The schedule of selling security holders has been revised to correct the amount of (i) shares owned before the offering, (ii) the shares owned after offering if all offered shares are sold, and (iii) the percentage owned after offering if all offered shares are sold.

[Correspondence to the SEC]

BLUEGATE CORPORATION

SEC comment 5 – Selling Security Holders, page 8

5. We note your disclosure in footnote 27 to the table that certain selling shareholders are registered broker-dealers or affiliates of broker-dealers. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling shareholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

Bluegate response to comment 5 –

We revised footnotes 1 and 27 to the table that certain selling shareholders are registered broker-dealers or affiliates of broker-dealers to include the following: These broker-dealers or affiliates of broker-dealers that are selling shareholders either (1) acquired the securities in the ordinary course of business or (2) at the time of acquisition of the securities we are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities.

SEC comment 6 – Description of Business – Corporate History, page 14

6. Your disclosure on page 15 states that Mr. Sperco beneficially owns 44% of your common stock, without taking into account the super voting power of the preferred stock, and 62% when such stock is taken into account. Please tell us how you arrived at these amounts considering 18,000,000 votes would seem to represent a percentage in excess of 62% when divided by the current number of shares (and equal number of votes) outstanding.

Bluegate response to comment 6 –

We have included below our calculations of the beneficial ownership percentages.

Sperco's beneficial ownership of common shares
	Numerator	Denominator

Sperco's shares	5,120,250
Bluegate shares outstanding (includes Sperco's shares)		24,783,565
Sperco's options and warrants	9,100,000	9,100,000
Sperco's preferred stock convertible into common stock	1,200,000	1,200,000
	15,420,250	35,083,565

Beneficial Ownership Percentage	44%

Sperco's beneficial ownership taking into account the super voting power of the preferred stock
	Numerator	Denominator

Sperco's shares	5,120,250
Bluegate shares outstanding (includes Sperco's shares)		24,783,565
Sperco's options and warrants	9,100,000	9,100,000
Sperco's preferred stock converted into common stock votes	18,000,000	18,000,000
	32,220,250	51,883,565

Beneficial Ownership Percentage	62%

[Correspondence to the SEC]

BLUEGATE CORPORATION

SEC comment 7 – Financial Statements, page 18

7. You filed your March 31, 2008 financial information on Form 10-QSB on May 7, 2008. Please update your disclosure here and under “Management’s Discussion and Analysis” to reflect this updated information.

Bluegate response to comment 7 –

The post-effective amendment to the registration statement has been updated to include the March 31, 2008 financial information on Form 10-Q.

SEC comment 8 – Security Ownership of Certain Beneficial Ownership and Management, page 52

8. It appears that, included in the number of shares owned by each selling shareholder in the table, you have stated in a footnote to the table the amount of shares that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations, however, it does not appear that the voting rights associated with the Series C Preferred Stock has been reflected in this table. If there are limits upon Mr. Sperco’s ability to vote such shares on his and/or SAI Corporation’s behalf, please state this; alternatively, please revise the footnotes to the table to disclose these amounts.

Bluegate response to comment 8 –

We have disclosed the voting rights associated with the Series C Preferred Stock in the table as follows:

(4) Of the 15,420,250 shares beneficially owned by Mr. Sperco: (i) 3,206,750 are common shares owned directly by Mr. Sperco, (ii) 1,913,500 are common shares owned indirectly by Mr. Sperco, (iii) 9,100,000 are common shares issuable upon the exercise of options and warrants, and (iv) 1,200,000 are common shares issuable upon the conversion of preferred shares. Mr. Sperco controls SAI Corporation which is listed in item 5 below. In June 2007 the board of directors approved the issuance of 48 shares of Series C voting convertible non-redeemable preferred stock with a par value of $0.001 per share and a liquidation value of $12,500 per share. Each share of Series C convertible preferred stock may be converted, at the option of the shareholder, into 25,000 shares of common stock or a total of 1,200,000 shares of common stock. Each share of preferred stock has 15 times the number of votes its conversion-equivalent number of shares of common stock, or 375,000 votes per share of preferred stock. The 48 shares of preferred stock will have an aggregate of 18 million votes. Effective June 28, 2007, we sold 8 shares of Series C preferred stock for $100,000 in cash to SAI Corporation. We also granted to SAI Corporation warrants to purchase up to 1,000,000 shares of our common stock at an exercise price of $0.17 per share expiring in June 2012. On the same day we sold 40 shares of Series C preferred stock for $500,000 in cash to Stephen Sperco. We also granted to Stephen Sperco warrants to purchase up to 5,000,000 shares of our common stock at an exercise price of $0.17 per share expiring in June 2012. The Preferred Stock votes along with the common stock on all matters requiring a vote of shareholders and the Preferred Stock is not redeemable by us.

Bluegate’s net tangible book value (deficit) per share was ($0.13) prior to the investment in the preferred stock by Mr. Sperco and SAI Corporation on June 28, 2007. After the $600,000 cash investment and assuming that Mr. Sperco and SAI Corporation converted all of the 48 shares of preferred stock into 1,200,000 shares of common stock and exercised all of the 7,200,000 warrants at $0.17 per share resulting in $1,020,000 proceeds to Bluegate, Bluegate’s net tangible book value (deficit) per share would have been reduced to ($0.01).

As a result of his purchase of Series C Preferred Stock described above, and his previously and subsequently acquired stock, options and warrants, Mr. Sperco beneficially owns 44% of our common stock without taking into account the super voting power of the Preferred stock, and 62% when taking into account the super voting power of the Preferred Stock.

(5) Of the 4,713,500 shares beneficially owned by SAI Corporation: (i) 1,913,500 are common shares owned directly by SAI Corporation, (ii) 2,600,000 are common shares issuable upon the exercise of warrants, and (iii) 200,000 are common shares issuable upon the conversion of preferred shares. SAI Corporation is controlled by Mr. Sperco who is listed in item 4 above. In June 2007 the board of directors approved the issuance of 48 shares of Series C voting convertible non-redeemable preferred stock with a par value of $0.001 per share and a liquidation value of $12,500 per share. Each share of Series C convertible preferred stock may be converted, at the option of the shareholder, into 25,000 shares of common stock or a total of 1,200,000 shares of common stock. Each share of preferred stock has 15 times the number of votes its conversion-equivalent number of shares of common stock, or 375,000 votes per share of preferred stock. The 48 shares of preferred stock will have an aggregate of 18 million votes. Effective June 28, 2007, we sold 8 shares of Series C preferred stock for $100,000 in cash to SAI Corporation. We also granted to SAI Corporation warrants to purchase up to 1,000,000 shares of our common stock at an exercise price of $0.17 per share expiring in June 2012. The Preferred Stock votes along with the common stock on all matters requiring a vote of shareholders and the Preferred Stock is not redeemable by us.

As a result of SAI Corporation's purchase of Series C Preferred Stock described above, and the previously and subsequently acquired stock and warrants, SAI Corporation beneficially owns 17% of our common stock without taking into account the super voting power of the Preferred stock, and 25% when taking into account the super voting power of the Preferred Stock.

[Correspondence to the SEC]

BLUEGATE CORPORATION

SEC comment 9 – Security Ownership of Certain Beneficial Ownership and Management, page 52

9. Further, we note disclosure at the bottom of page 52, “We are not aware of any arrangements that could result in a change of control.” In this regard, we note the disclosure on pages 13 and 15 and your current report on Form 8-K filed with the commission on June 28, 2007 concerning Series C Preferred Stock sold to Mr. Sperco and SAI Corporation, a corporation controlled by Mr. Sperco, and warrants granted to Mr. Sperco. Please revise your disclosure here and in the appropriate places in your prospectus to discuss this transaction and the impact of the transaction, including Mr. Sperco’s control of you and the dilutive effect of this transaction.

Bluegate response to comment 9 –

We revised the note disclosure at the bottom of page 52 and revised the disclosure as described in items 4 and 5 above and in the appropriate places in the prospectus. As described in items 4 and 5 above, as a result of Mr. Sperco's and SAI Corporation's purchase of Series C Preferred Stock, and Mr. Sperco's previously and subsequently acquired stock, options and warrants, Mr. Sperco beneficially owns 44% of our common stock without taking into account the super voting power of the Preferred stock, and 62% when taking into account the super voting power of the Preferred Stock.

SEC comment 10 – Exhibit 5.1

10. The date of the opinion is August 15, 2008. Please file an opinion as of your next amendment.

Bluegate response to comment 10 –

The opinion filed in exhibit 5.1 has been revised with a current date of our amendment.